SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                        PHARMACY BUYING ASSOCIATION, INC.
                                (Name of Issuer)

                        PHARMACY BUYING ASSOCIATION, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                            ------------------------

                                  Nick R. Smock
                      President and Chief Executive Officer
                        Pharmacy Buying Association, Inc.
                        1575 N. Universal Ave., Suite 100
                           Kansas City, Missouri 64112
                         Telephone Number (816) 245-5700
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                            ------------------------

                                   Copies To:

                              Robert B. Keim, Esq.
                                 Kutak Rock LLP
                            Valencia Place, Suite 200
                               444 W. 47th Street
                           Kansas City, Missouri 64112
                                 (816) 960-0090

This statement is filed in connection with (check the appropriate box):

a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. |_| The filing of a registration statement under the Securities Act of 1933.

c. |_| A tender offer.

d. |_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |X|

Check the following box if the filing fee is a final amendment reporting the results of the transaction: |_|

                            CALCULATION OF FILING FEE

        TRANSACTION VALUATION*             AMOUNT OF FILING FEE**
        ---------------------------------------------------------
               $1,050,000                            $210

* Transaction valuation based on the anticipated total purchase price for fractional shares resulting from the proposed conversion.

** Determined pursuant to Rule 0-11(b)(1) by multiplying $1,050,000 by 1/50 of 1%.

|_| Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:

Filing Party:

Form or Registration No.:

Date Filed:

                                  INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3" or "Statement") is being filed by Pharmacy Buying Association, Inc. ("PBA" or the "Company") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. The Company is submitting to its shareholders a proposal to amend the Company's Restated Articles of Incorporation, as amended ("Articles of Incorporation"), to effect a recapitalization and reorganization of the Company (the "Reorganization") involving:

      (a) the conversion of our Common Stock, $1.00 par value, into a newly-authorized class of non-voting Preferred Stock, $10.00 par value (the "Preferred Stock") at a ratio of five (5) shares of Common Stock for one (1) share of Preferred Stock (the "Conversion"), and to provide for a cash payment in lieu of the issuance of any fractional shares of Preferred Stock that would otherwise result from the Conversion, and

      (b) the authorization of a new class of common stock, par value $0.01 per share, designated "Membership Common," ownership of which will be incident to being a Member of the Company.:

The Reorganization is upon the terms and subject to the conditions set forth in the Company's Proxy Statement for the Company's special meeting scheduled to be held on __________ ___, 2004 (the "Special Meeting"). The Reorganization requires an amendment to the Company's Articles of Incorporation. The other purpose of the Special Meeting is to transact such other business as may properly come before the Special Meeting.

The following Cross-Reference Sheet is supplied pursuant to General Instructions F and G to Schedule 13E-3 and shows the location in the Proxy Statement filed by the Company with the Securities and Exchange Commission on __________ ___, 2004 (including all annexes and exhibits thereto, the "Proxy Statement") of the information required to be included in response to the items of this Statement. The information in the Proxy Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET.

      The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is hereby incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) The information set forth in the Proxy Statement under the caption "INTRODUCTION" is hereby incorporated herein by reference.

      (b) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REORGANIZATION - Effect of the Reorganization on the Company" is hereby incorporated herein by reference.

      (c) The information set forth in the Proxy Statement under the caption "ADDITIONAL INFORMATION REGARDING THE REORGANIZATION - Market for Common Stock" is hereby incorporated herein by reference.

      (d) The information set forth in the Proxy Statement under the caption "ADDITIONAL INFORMATION REGARDING THE REORGANIZATION - Dividend Policy" is hereby incorporated herein by reference.

      (e) The Company filed a registration statement with the Commission on Form S-1 covering 5,000 shares of the Company's Common Stock on September 19, 2002 (the "Registration Statement"). The Company has sold no shares covered by the Registration Statement and no longer intends to do so. The Company made application to the Securities and Exchange Commission to withdraw its Registration Statement on November 3, 2003.

      (f) The information set forth in the Proxy Statement under the caption "ADDITIONAL INFORMATION REGARDING THE REORGANIZATION - Market for Common Stock" is hereby incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      Reg. M-A 1003(a) through (c)

      (a) The information set forth in the Proxy Statement under the captions "INTRODUCTION" and "ADDITIONAL INFORMATION REGARDING THE REORGANIZATION - Security Ownership of Certain Beneficial Owners and Management" is hereby incorporated herein by reference.

      (b) Not applicable.

      (c) The information set forth in the Proxy Statement under the caption "ADDITIONAL INFORMATION REGARDING THE REORGANIZATION - Security Ownership of Certain Beneficial Owners and Management" is hereby incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

      (a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "INTRODUCTION," "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REORGANIZATION" and "SPECIAL FACTORS - Material Federal Income Tax Consequences of the Reorganization" is hereby incorporated herein by reference.

      (c) In lieu of the issuance of fractional shares that would otherwise result from the Conversion, the Company will make a cash payment of $710 per Pre-Conversion Share to Shareholders that would otherwise receive a fractional share.

      (d) The information set forth in the Proxy Statement under the caption "SPECIAL FACOTRS - Dissenters' and Appraisal Rights" is hereby incorporated herein by reference.

      (e) The information set forth in the Proxy Statement under the caption "RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE REORGANIZATION" is hereby incorporated herein by reference.

      (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      Reg. M-A 1005(a) through (c) and (e)

      (a) The information set forth in Item 12 of the Company's most recent annual report on Form 10-K for the fiscal year ended December 31, 2002, is hereby incorporated herein by reference.

      (b) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - Conduct of the Business after the Reorganization" is hereby incorporated herein by reference.

      (c) Not applicable.

      (e) Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      Reg. M-A 1006(b) and (c)(1)-(8)

      (b) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REORGANIZATION - Effect of the Reorganization on the Company" is hereby incorporated herein by reference.

      (c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," " BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REORGANIZATION - Effect of the Reorganization on the Company" and "SPECIAL FACTORS- Conduct of the Company's Business after the Reorganization" is hereby incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

      Reg. M-A 1013

      (a) The information set forth in the Proxy Statement under the captions "INTRODUCTION," "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REORGANIZATION -Purpose of and Reasons for the Reorganization" is hereby incorporated herein by reference.

      (b) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - Alternatives Considered" is hereby incorporated herein by reference.

      (c) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REORGANIZATION - Structure of the Reorganization," "Effects of the Reorganization on the Company," and "RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE REORGANIZATION" is hereby incorporated herein by reference.

      (d) The information set forth in the Proxy Statement under the captions "INTRODUCTION," "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REORGANIZATION
- Effects of the Reorganization on the Company," "Effects of the Reorganization on Affiliates of the Company," "Effects of the Reorganization on the Shareholders," and "SPECIAL FACTORS - Material Federal Income Tax Consequences of the Reorganization" is hereby incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

      Reg. M-A 1014

      (a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE REORGANIZATION" is hereby incorporated herein by reference.

      (b) The information set forth in the Proxy Statement under the captions "RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE REORGANIZATION" and "OPINION OF FINANCIAL ADVISOR" is hereby incorporated herein by reference.

      (c) The information set forth in the Proxy Statement under the caption "QUESTIONS AND ANSWERS ABOUT THE MEETING" is hereby incorporated herein by reference.

      (d) The information set forth in the Proxy Statement under the captions

"RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE REORGANIZATION," and "OPINION OF FINANCIAL ADVISOR" is hereby incorporated herein by reference.

      (e) The information set forth in the Proxy Statement under the caption "RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE REORGANIZATION" is hereby incorporated herein by reference.

      (f) Not Applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

      Reg. M-A 1015

      (a),(b) The information set forth in the Proxy Statement under the captions "RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE REORGANIZATION" and "OPINION OF FINANCIAL ADVISOR" is hereby incorporated herein by reference.

      (c) The information set forth in the Proxy Statement under the captions "ADDITIONAL INFORMATION REGARDING THE REORGANIZATION" and "AVAILABLE INFORMATION" is hereby incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Reg. M-A 1007

      (a) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Source of Funds and Expenses" and "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REORGANIZATION - Effects of the Reorganization on the Company," is hereby incorporated herein by reference.

      (b) Not applicable.

      (c) The information set forth in the Proxy Statement under the captions "INTRODUCTION" and "SPECIAL FACTORS - Source of Funds and Expenses" is hereby incorporated herein by reference.

      (d) Not applicable.

ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

      Reg. M-A 1008

      (a) The information set forth in the Proxy Statement under the caption "ADDITIONAL INFORMATION REGARDING THE REORGANIZATION - Security Ownership of Certain Beneficial Owners and Management" is hereby incorporated herein by reference.

      (b) Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

      Reg. M-A 1012(d) and (e)

      (d) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REORGANIZATION - Reasons for the Reorganization," "RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE REORGANIZATION," "QUESTIONS AND ANSWERS ABOUT THE MEETING" and "ADDITIONAL INFORMATION REGARDING THE REORGANIZATION - Security Ownership of Certain Beneficial Owners and Management" is hereby incorporated herein by reference.

      (e) The information set forth in the Proxy Statement under the caption "RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE REORGANIZATION" is hereby incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

      Reg. M-A 1010(a) and (b)

      (a) The information set forth in the Proxy Statement under the caption "AVAILABLE INFORMATION" is hereby incorporated herein by reference.

(b) Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      Reg. M-A 1009

      (a) The information set forth in the Proxy Statement under the captions

"INTRODUCTION," "RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE REORGANIZATION" and "OPINION OF FINANCIAL ADVISOR" ishereby incorporated herein by reference.

      (b) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Source of Funds and Expenses," "INTRODUCTION" and "QUESTIONS AND ANSWERS ABOUT THE MEETING" is hereby incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

      Reg. M-A 1011(b)

      (b) The information set forth in the Proxy Statement, together with the proxy card attached thereto, is hereby incorporated herein by reference.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

      Reg. M-A 1016(a) through (d), (f) and (g)

      (a) Proxy Statement, together with the proxy card.*

      (b) Not applicable.

      (c) Opinion of Stern Brothers Valuation Advisors.**

      (d) Not applicable.

      (f) Not applicable.

      (g) Not applicable.

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* Preliminary Proxy Statement filed with the Commission on January __, 2004.

** Incorporated by reference to Appendix B of Proxy Statement.

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                    PHARMACY BUYING ASSOCIATION, INC.


                                    By:    /s/ Nick R. Smock
                                       -----------------------------------------
                                    Name:  Nick R. Smock
                                    Title: President and Chief Executive Officer
                                    Dated: January ___, 2004

                                 EXHIBIT INDEX

EXHIBIT        DESCRIPTION
-------        -----------

(a)            Proxy Statement, together with the proxy card.*

(b)            Not applicable.

(c)            Opinion of Stern Brothers Valuation Advisors.**

(d)            Not applicable.

(e)            Not applicable.

(f)            Not applicable.

(g)            Not applicable.

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* Preliminary Proxy Statement filed with the Commission on __________, 2004.

** Incorporated by reference to Appendix B of Proxy Statement.